June 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	PG&E Corporation
Pacific Gas and Electric Company
Registration Statement on Form S-3
File Nos. 333-236629, 333-236629-01

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, PG&E Corporation and Pacific Gas and Electric Company hereby respectfully request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File Nos. 333-236629, 333-236629-01), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the “Registration Statement”), so that it will become effective at 9:00 a.m. Eastern Time on Tuesday, June 9, 2020, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the registrants’ counsel, Nicholas A. Dorsey at (212) 474-1764 or C. Daniel Haaren at (212) 474-1322, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

* * *

Sincerely,

PG&E Corporation

By:	/s/ JANET C. LODUCA
Name:	Janet C. Loduca
Title:	Senior Vice President and General Counsel

Pacific Gas and Electric Company

By:	/s/ BRIAN M. WONG
Name:	Brian M. Wong
Title:	Vice President, Deputy General Counsel and Corporate Secretary